Via EDGAR Transmission

August 13, 2024

United States Securities and Exchange Commission

Division of Corporate Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	GLOBAL-SMART.TECH

Amendment No. 3 to Registration Statement on Form S-1

Filed July 11, 2024

File No. 333-267740

Ladies and Gentlemen:

Set forth below are the responses of Global-Smart.Tech (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 8, 2024, with respect to the Company’s Registration Statement on Form S-1, File No. 333-267740, initially filed with the Commission on July 11, 2024 (the “Form S-1”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement on Form S-1 (“Form S-1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 4 unless otherwise specified.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 69

1.	Please revise your filing to provide all the disclosures required by Item 304 of Regulation S-K, including filing the required letter from your prior previous auditor as exhibit 16, as stipulated in Item 601 of Regulation S-K. See Item 11(i) of Form S-1.

Response:

The Company has disclosed the information in the section Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 69.

The Company has filed Letter re change in certifying accountant dated May 14, 2024 as Exhibit 16.1.

GLOBAL-SMART.TECH

By:	/s/ Yehor Rodin
Yehor Rodin
President, Treasurer, Secretary and Director